Filed by Colonnade Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Colonnade Acquisition Corp.

Commission File No. 001-39463

Ouster and QCraft Announce Recent Launch of Robobus Fleet in China Using Ouster Lidar Sensors

QCraft rolled out its third fleet of robobuses in January 2021

SAN FRANCISCO, CA and Suzhou, China (March 4, 2021)—Ouster, Inc. (“Ouster”) a leading provider of high-resolution digital lidar sensors for the industrial automation, smart infrastructure, robotics, and automotive industries, and QCraft, a world-leading self-driving technology company, today announced the recent launch of QCraft’s third fleet of robobuses outfitted with Ouster lidar sensors in Wuhan, China.

Ouster’s high-performance digital lidar sensors are used in three locations on the bus, and help the bus eliminate blind spots with their wide field of view and high resolution. This deployment is the result of a multi-year strategic customer agreement entered into in August 2020.

QCraft is a leader in automating the world’s largest municipal busing market, having launched China’s first regularly operated 5G robobus project in Suzhou, China followed by Shenzhen, China last year. QCraft plans to have at least 100 autonomous buses on open roads in China by the end of this year, with significant growth anticipated in the years ahead.

“QCraft is a pioneer in the autonomous public transportation market for shuttle buses, and we are all excited to watch their growth and progress in deploying their vehicles safely on public roads. Aided by the high performance and reliability of our digital lidar sensors, QCraft has a tremendous opportunity in front of them,” said Clement Kong, GM of Ouster’s Asia Pacific region.

QCraft is taking a unique approach to making self-driving cars fully autonomous by leveraging its large-scale intelligent simulation system and self-learning framework for vehicle decision-making and planning which enables QCraft to reduce test costs, significantly improve development efficiency, and guarantee solution scalability. Qcraft also announced a new round of financing which will be used to build an “automated production super factory” for autonomous vehicles.

“Ouster’s digital approach to lidar provides us with the high performance we need to deploy on public roads safely, as well as a clear path to reduce sensor costs, which is consistent with our goal of achieving large-scale commercial deployment,” said YU Qian, co-founder and CEO of QCraft.

In December, Ouster entered into a definitive merger agreement with Colonnade Acquisition Corp. (“CLA”) in a transaction that would result in Ouster being listed on the NYSE under the ticker symbol “OUST”. CLA has scheduled the extraordinary general meeting of its shareholders for March 9, 2021 to approve the proposed business combination. The closing of the Business Combination is subject to approval by CLA’s shareholders and the satisfaction of other customary closing conditions and is expected to close as soon as practicable following the extraordinary general meeting.

About Ouster

Ouster invented its digital lidar in 2015 and is a leading manufacturer of high-resolution digital lidar sensors used throughout the industrial automation, smart infrastructure, robotics, and automotive industries. Ouster’s sensors are reliable, compact, affordable and highly customizable, laying the foundation for digital lidar ubiquity across endless applications and industries. Already hundreds of customers have incorporated Ouster lidar sensors in current products or those in development for imminent commercial release. For more information, visit www.ouster.com, or connect with us on Twitter or LinkedIn.

About QCraft

QCraft, a world-leading self-driving technology company, is building the driver that can handle the most challenging driving situations in the complex urban environment. The mission of QCraft is to bring autonomous driving into real life. Using their large-scale intelligent simulation system and a self-learning framework for decision-making and planning, QCraft focuses on providing its partners with practical solutions for a variety of business applications, covering a wide range of use cases in complex urban environments.

Additional Information and Where to Find It

This document relates to a proposed business combination (the “Business Combination”) between CLA and Ouster. This document does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. In connection with the proposed Business Combination, CLA filed a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”) on December 22, 2020, which included a proxy statement/prospectus of CLA. CLA’s shareholders, Ouster’s stockholders and other interested persons are advised to read the definitive proxy statement/prospectus and other documents filed in connection with the proposed Business Combination, as these materials contain important information about Ouster, CLA and the Business Combination. The definitive proxy statement/prospectus and other relevant materials for the proposed Business Combination have been mailed to stockholders of Ouster and shareholders of CLA as of a record date for voting on the proposed Business Combination. CLA shareholders and Ouster stockholders will also be able to obtain copies of the definitive proxy statement and other documents filed with the SEC, without charge, at the SEC’s website at www.sec.gov, or by directing a request to CLA’s secretary at 1400 Centrepark Blvd, Suite 810, West Palm Beach, FL 33401, (561) 712-7860.

Participants in the Solicitation

CLA and its directors and executive officers may be deemed participants in the solicitation of proxies from CLA’s shareholders with respect to the proposed Business Combination. A list of the names of those directors and executive officers and a description of their interests in CLA is contained in CLA’s definitive proxy statement/prospectus filed with the SEC on February 18, 2021, which is available free of charge at the SEC’s website at www.sec.gov. To the extent such holdings of CLA’s securities may have changed since that time, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC.

Ouster and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of CLA in connection with the proposed Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed Business Combination is contained in CLA’s definitive proxy statement/prospectus filed with the SEC on February 18, 2021, which is available free of charge at the SEC’s website at www.sec.gov.

Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws, including statements regarding the anticipated timing of the Business Combination, the products and services offered by Ouster and the markets in which it operates. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the Business Combination may not be completed in a timely manner or at all, (ii) the risk that the Business Combination may not be completed by CLA’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by CLA, (iii) the failure to satisfy the conditions to the consummation of the Business Combination, including the adoption of the agreement and plan of merger by the shareholders of CLA and Ouster, the satisfaction of the minimum trust account amount following redemptions by CLA’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third-party valuation in determining whether or not to pursue the proposed Business Combination, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the agreement and plan of merger, (vi) the effect of the announcement or pendency of the Business Combination on Ouster’s business relationships, performance and business generally, (vii) the ability to implement business plans, forecasts and other expectations after the completion of the proposed Business Combination and (viii) the risk of downturns in the highly competitive lidar technology and related industries. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of CLA’s definitive proxy statement/prospectus discussed above and other documents filed by CLA from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Ouster and CLA assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Ouster nor CLA gives any assurance that either Ouster or CLA will achieve its expectations.

Contacts:

For Ouster

Erica Bartsch / Nevin Reilly / Alex Kovtun

Sloane-Ouster@sloanepr.com

For QCraft

Jason Hong / Can Long

press@qcraft.ai

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